Prospectus Supplement	Filed pursuant to Rule 424(b)(5)
(to Prospectus dated April 16, 2018)	Registration No. 333-223562

CORMEDIX INC.

$9,400,000

Common Stock

This prospectus supplement updates, amends and supplements the information previously included in our prospectus, dated April 16, 2018, which we refer to as the original prospectus, and the prospectus supplement, dated November 15, 2018, which we refer to as the first prospectus supplement. We have entered into an At Market Issuance Sales Agreement, dated March 9, 2018, with B. Riley FBR Securities, Inc., (formerly known as B. Riley FBR, Inc.) (“B. Riley FBR”), as sales agent, which replaced a prior sales agreement with B. Riley FBR as sales agent which expired on April 16, 2018. The sales agreement relates to the sale of shares of our common stock offered by the original prospectus, the first prospectus supplement and this prospectus supplement. Our current shelf registration statement has approximately $7.3 million of unsold securities registered for sale thereby, excluding the approximately $2.1 million of unsold securities offered by the first prospectus supplement. In accordance with the terms of the sales agreement, under the original prospectus, the first prospectus supplement and this prospectus supplement, and allocating the remaining $7.3 million of unsold securities available under the shelf registration statement, we may now offer and sell shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $9,400,000 from time to time through B. Riley FBR, acting as agent. During the years ended December 31, 2019 and 2018, we sold 1,768,012 and 7,177,755 shares of common stock under the new and expired ATM programs, respectively, and realized net proceeds of approximately $15.2 million and $22.0 million during the years ended December 31, 2019 and 2018, respectively. During the six months ended June 30, 2020, we sold 368,144 shares of common stock and realized net proceeds of approximately $2.5 million. Prior to the date of this prospectus supplement, we had sold an aggregate of approximately $39.7 million of our common stock pursuant to the sales agreement.

Our common stock is traded on the NYSE American under the symbol “CRMD.” The last reported sale price of our common stock on August 28, 2020 was $4.83 per share.

Sales of our common stock, if any, under this prospectus will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act. B. Riley FBR is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

B. Riley FBR will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, B. Riley FBR will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of B. Riley FBR will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to B. Riley FBR with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page 6 of the original prospectus, the section captioned “Item 1A—Risk Factors” in our most recently filed annual report on Form 10-K, which is incorporated by reference into this prospectus supplement and the original prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the original prospectus.

This prospectus supplement should be read in conjunction with the original prospectus and the first prospectus supplement and is qualified by reference to the original prospectus and the first prospectus supplement, except to the extent that the information presented herein supersedes the information contained in the original prospectus and first prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and the first prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the original prospectus, the first prospectus supplement or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley FBR

The date of this prospectus supplement is August 31, 2020